



# PROMISSORY NOTE

THIS PROMISSORY NOTE AND THE SECURITIES EVIDENCED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, UNLESS THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT OR ANOTHER APPLICABLE EXEMPTION OR EXCLUSION FROM REGISTRATION AND THE SELLER PROVIDES AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.



# PROMISSORY NOTE

## 1. Principal and Interest.

For value received, LEDGEROCK LLC, an Illinois Company (the "Company"), hereby promises to pay by the Maturity Date (as defined below) to the undersigned ("Lender") the principal sum identified on the signature page as the "Investment Amount" plus interest thereon at a rate of six percent (6%) per year (compounded annually).

## 2. Repayment.

**(a) Maturity.** Unless the obligations evidenced by this Promissory Note (this "Note") are satisfied according to Section 3 below, the Investment Amount, along with all accrued and unpaid interest thereon (together, the "Total Debt"), shall become due and payable on the earlier of (a) the 5-year anniversary of the "Investment Date" set forth on the signature page hereto (the "Maturity Date"), or (b) a date designated by the Company as a "Call Date".

**(b) Generally.** All cash payments to be made hereunder shall be made in lawful money of the United States of America directly to Wefunder's address/account. Whenever any date referenced herein would occur on a day other than a Business Day, such reference shall be deemed to refer to the next succeeding Business Day. As used herein, "Business Day" means a day other than Saturday or Sunday on which commercial banks are generally open for business in Chicago, Illinois.

**(c) Other Prepayments.** The Company may prepay the Investment Amount or any accrued interest, in whole or in part, without the written consent of the Requisite Lenders (as defined below) at any time prior to the Maturity Date.

## 3. Conversion to ZD's food items.

**(a) General; Minimum.** In lieu of repayment of the Total Debt on the Maturity Date, the Lender may elect to convert the Total Debt as of the Maturity Date or a portion thereof, subject to the below requirements, into a uniquely defined and selected special menu of Zeitlin's food items ("WeFunder menu").

If the Conversion Option is elected by the Lender, the Total Debt (or a portion thereof, as elected by the Lender) will be converted to "food credits" equaling one-hundred-fifteen percent (115%) of the value of the conversion. For reference purposes only, several conversion examples are set forth on Exhibit A attached hereto.

**(b) Mechanics of Conversion.** One Hundred Eighty (180) days prior to the Maturity Date or on the day the Company calls the bond, the Company shall provide the Lender with a "Bagel Bond" conversion election form (the "Election Form"). By returning the completed Election Form within thirty (30) days of receipt, the Lender may elect the Conversion Option with respect to the Total Debt or a portion thereof. Any portion of the Total Debt that is not converted pursuant to the Conversion Option shall be paid to the Lender on the Maturity Date or an earlier date if the bond is called prior to the Maturity Date.



**(c) Zeitlin's Food Items.** If the Conversion Option is elected, the Lender may choose on the Election Form to receive available food items of their choice off of the Wefunder menu. All food items subject to the Conversion Option are fully tax-paid (Federal, Chicago, and City of Illinois) at then-current tax rates and will be made available for pick-up at the Company's headquarters and/or future restaurant (if available) in Chicago, Illinois after the Maturity Date. Food credits can be used to cover the cost of food and sales taxes; redeemed food credits may not be used to pay any costs of shipping or delivery. The Company may at its sole and complete discretion decide in what order and at what pace to fulfill orders made with food credits. .

**4. General.**

**(a)** The Company has borrowed or may borrow up to a total of $750,000 from the Lender and other parties (such other parties, the "Other Lenders") provided that such amounts borrowed are evidenced by promissory notes in substantially the form as this Note (such notes, together with this Note, the "Promissory Notes").

**(b)** All payments made in respect of the Promissory Notes shall be made pro rata among the Lender and the Other Lenders based upon the aggregate unpaid principal amounts evidenced collectively by the Promissory Notes.

**(c)** Any combination of the Lender and the Other Lenders that, collectively, hold Promissory Notes that evidence a majority of the principal outstanding under all of the Promissory Notes (collectively, the "Requisite Lenders") shall be, and hereby are, appointed by the Lender to take any and all actions on the Lender's behalf (including amending this Note), and exercise all rights of the Lender according to this Note, without the requirement of receiving consent from the Lender or the Other Lenders, provided, however, that the Requisite Lenders may not, without the Lender's prior written consent, (1) exercise any such rights as to the Lender that would increase or decrease the outstanding principal balance evidenced by, or the interest rate set forth in, any of the Promissory Notes; (2) exercise any such rights as to the Lender unless the exercise thereof applies to all of the Other Lenders in the same relative fashion; or (3) amend the provisions hereof to limit or eliminate any notice requirements to the Lender.

**5. Representations and Warranties of the Lender.** The Lender hereby represents and warrants to the Company that:

**(a) Authorization.** The Lender has the full power, authority, and capacity to enter into this Note and its agreement to be bound by the provisions hereof constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

**(b) Purchase Entirely for Own Account.** This Note has been purchased by the Lender for its own account, not as a nominee or agent and not with a view to the resale or distribution of any part thereof. The Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender does not have any



contract, undertaking, agreement, or arrangement with any party to sell, transfer, or grant participation to any party with respect to the Note.

**(c) Disclosure of Information.** The Lender received all of the information it requested in connection with its purchase of the Note. The Lender has had an opportunity to ask questions of, and receive answers from, the Company and to consult its own legal, tax, and other advisors regarding the information provided and the terms and conditions of the offering of the Promissory Notes.

**(d) Restricted Securities.** The Lender understands that the Promissory Notes are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities the Promissory Notes may be resold without registration under the Securities Act of 1933, as amended (the "Act") only in certain limited circumstances.

**(e) Foreign Investors.** If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), (1) the Lender has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to purchase the Note, including (A) the legal requirements within its jurisdiction for the purchase of the Note, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Note; and (2) the Lender's payment for, and its continued beneficial ownership of, the Note does not violate any applicable laws of the Lender's jurisdiction.

**(f) No Public Market.** The Lender understands that no public market now exists for this Note and that the Company has made no assurances that a public market will ever exist for this Note or the Promissory Notes.

**(g) "Bad Actor" Disqualification.** The Lender represents that no "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Act (a "Disqualification Event") is applicable to such Lender or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Note, "Rule 506(d) Related Party" shall mean a person or entity that is a beneficial owner of such Lender's securities for purposes of Rule 506(d) of the Act.

**6. Miscellaneous.**

**(a) Assignment.** Neither this Note, nor any of the rights described herein, may be assigned by the Lender without the prior written consent of the Company. Subject to the restrictions set forth in the foregoing sentence, the rights and obligations of the Company and the Lender shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of such parties.



**(b) Waiver and Amendment.** The provisions of this Note may not be amended, waived, or modified without the written consent of the Company and the Lender; provided, however, that the provisions of this Note may be amended, waived or modified without the written consent of the Lender with the consent of the Requisite Lenders as provided in Section 4(c).

**(c) Interpretation.** Whenever possible, each provision of this Note shall be interpreted in a manner so as to be effective and valid under all applicable laws and regulations. If, however, any provision of this Note shall be prohibited by, or deemed invalid under, any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only with respect to such provision and only to the extent of such prohibition or invalidity without affecting the remaining provision of this Note, or the validity or effectiveness of such provision in any other jurisdiction.

**(d) Choice of Law.** This Note shall be governed by the laws of the State of Illinois, without regard to choice of law principles.

**(e) Notices.** Any notice required or permitted by this Note must be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed electronic mail, or three business days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if (as applicable) the notice is addressed to the Company at the future restaurant physical location or to the Lender at the address set forth on the signature page hereto.

**(f) Expenses.** The Company and the Lender are responsible for their respective fees and expenses in respect of the transactions contemplated by this Note.

**(g) Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

**(h) Entire Agreement.** This Note sets forth the entire agreement between the Company and the Lender with respect to the subject matter hereof and supersedes any prior arrangement or agreement, written or oral, with respect to the same.

**7. Lender's Investment Terms.** The Lender's rights and obligations with respect to the Investment Amount and any accrued interest thereon are set forth in this Note and irrespective of whether or not the Lender countersigns this Note in the space provided on the signature page hereto and delivers to the Company a copy of this Note so countersigned.

**8. Subordination.** By accepting delivery of this Note, the Lender (and any assignee) acknowledges and agrees that the rights of the Lender under this Note are and will be subordinated to (i) all existing debt obligations of the Company as of the Investment Date and (ii) any future debt obligations of the Company to any bank or other institutional lender, except with respect to any food produced and held by the Company in connection



with this Note. The Lender agrees to execute, at the request of the Company, documents which may be reasonably required to evidence such subordination.

**(signature page follows)**



**IN WITNESS WHEREOF, the parties have executed this agreement as of** [EFFECTIVE DATE]___ .

Investment Amount

 $[AMOUNT]_____

COMPANY:
LEDGEROCK LLC,

By: *Founder Signature*
_____

Name: [FOUNDER NAME]_____

Title: [FOUNDER TITLE]_____

**SUBSCRIBER:**

 [ENTITY NAME]_____

By: *Investor Signature*
_____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[  ] Accredited
[  ] Not Accredited



**Exhibit A**
**Conversion Examples**

| Discount Price | $ 1,000.00 | $ 1,000.00 | $ 5,000.00 | $ 5,000.00 |
|---|---|---|---|---|
| **Maturity Value** | **$ 1,276.28** | **$ 1,276.28** | **$ 6,381.41** | **$ 6,381.41** |
| Conversion | 100% | 50% | 100% | 50% |
| Value in Food Items (+15%) | $ 1,468 | $ 734 | $ 7,339 | $ 3,669 |
| Value In Cash | $ - | $ 638 | $ - | $ 3,191 |
| **Total Value** | **$ 1,468** | **$ 1,372** | **$ 7,339** | **$ 6,860** |